U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-02968-99				Date examination completed: October 31, 2015

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Vanguard Diversified Equity Fund

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Vanguard Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Vanguard Funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2015, and with respect to agreement of security purchases and sales, for the period from August 25, 2015 through October 31, 2015:

· Confirmation of securities held by VAST, the Funds’ transfer agent, in book entry form;
· Reconciliation of all such securities to the books and records of the Funds and VAST; and
· Agreement of 16 security purchases and 16 security sales between August 25, 2015 and October 31, 2015, from the books and records of the Funds to VAST.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Vanguard Funds listed within Attachment A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2015 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Vanguard Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP
December 10, 2015

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Attachment A
Vanguard Fund of Funds	Period

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	8/25/2015 – 10/31/2015

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Growth Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Income Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Moderate Growth Fund	8/25/2015 – 10/31/2015
Vanguard STAR Fund	8/25/2015 – 10/31/2015

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Vanguard Funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 2015, and from August 25, 2015 through October 31, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2015, and from August 25, 2015 through October 31, 2015, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By:	/s/ F. William McNabb III
F. William McNabb III
Chairman and Chief Executive Officer for each
of the Funds

Date:	December 10, 2015

By:	/s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds

Date:	December 10, 2015

Attachment A
Vanguard Fund of Funds	Period
Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	8/25/2015 – 10/31/2015
Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Growth Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Income Fund	8/25/2015 – 10/31/2015
Vanguard LifeStrategy Moderate Growth Fund	8/25/2015 – 10/31/2015
Vanguard STAR Fund	8/25/2015 – 10/31/2015